NETWORK-1 TECHNOLOGIES, INC.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190719

PROSPECTUS SUPPLEMENT NO. 9
(To Prospectus dated October 1, 2014)

This is a prospectus supplement to our prospectus dated October 1, 2014 (the “Prospectus”) relating to the resale from time to time by selling stockholders of up to 4,329,186 shares of our common stock, including shares issuable upon exercise of outstanding warrants.  On January 16, 2015, we filed with the Securities and Exchange Commission a Current Report on Form 8-K.  The text of the Current Report on Form 8-K is attached to and a part of this supplement.

This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus.  This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the Prospectus.

The securities offered by the Prospectus involve a high degree of risk.  You should carefully consider the “Risk Factors” beginning on page 8 of the Prospectus in determining whether to purchase the common stock.

The date of this prospectus supplement is January 16, 2015.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):       January 16, 2015

Network-1 Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-15288	11-3027591

(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

445 Park Avenue, Suite 912, New York, New York 10022

(Address of principal executive offices)

Registrant’s telephone number, including area code:  (212) 829-5770

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01       Other Events.

On January 16, 2015 Network-1 Technologies, Inc. issued a press release announcing that the United States District Court for the Eastern District of Texas, Tyler Division, issued its claim construction Order and Opinion or “Markman Order” in the patent litigation filed by Network-1’s subsidiary, Mirror Worlds Technologies, LLC against several vendors of document system software and computer systems for infringement of U.S. Patent No. 6,006,227.  A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01       Financial Statements and Exhibits

(c)	Exhibits

	Exhibit No.	Description

	99.1	Press Release dated January 16, 2015

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NETWORK-1 TECHNOLOGIES, INC.

Dated: January 16, 2015	By:	/s/ Corey M. Horowitz
Name: Corey M. Horowitz
Title: Chairman and Chief Executive Officer

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EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Network-1 Receives Markman Order in Mirror Worlds Patent Litigation

New York, New York - January 16, 2015, Network-1 Technologies, Inc. (NYSE MKT: NTIP) announced today that the United States District Court for the Eastern District of Texas, Tyler Division, issued its claim construction Order and Opinion or “Markman Order” in the patent litigation filed by Network-1’s subsidiary, Mirror World Technologies, LLC, against several vendors of document system software and computer systems for infringement of U.S. Patent No. 6,006,227 (the “‘227 Patent”).

In a Markman Order, the Court hearing a patent infringement case interprets and rules on the scope and meaning of disputed patent claim language regarding the patent at issue.  In the recently issued Markman Order, the Court ruled on the meaning of seven disputed claim terms.  The Court adopted Mirror Worlds’ proposed construction for four of the disputed claim terms, provided its own construction for two claim terms and adopted defendants’ proposed construction for one claim term.

Corey M. Horowitz, Chairman and CEO of Network-1 and President of Mirror Worlds, stated, “We are pleased with the Markman Order and remain confident in our position that the defendants infringe our patent rights.  We believe that the ruling represents a significant step forward toward the successful resolution of Mirror Worlds’ lawsuit.”

ABOUT NETWORK-1 TECHNOLOGIES, INC.

            Network-1 Technologies, Inc. is engaged in the development, licensing and protection of its intellectual property and proprietary technologies.  Network-1 works with inventors and patent owners to assist in the development and monetization of their patented technologies. Network-1 currently owns twenty-four (24) patents covering various telecommunications and data networking technologies as well as technologies relating to document stream operating systems and the identification of media content. Network-1’s current strategy includes continuing to pursue licensing opportunities for its Remote Power Patent and its efforts to monetize two patent portfolios (the Cox and Mirror Worlds patent portfolios) acquired by Network-1 in 2013.  Network-1’s acquisition strategy is to focus on acquiring high quality patents which management believes have the potential to generate significant licensing opportunities as Network-1 has achieved with respect to its Remote Power Patent.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements address future events and conditions concerning Network-1’s business plans. Such statements are subject to a number of risk factors and uncertainties as disclosed in the Network-1’s Post-Effective Amendment No. 2 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on September 30, 2014, including, among others, the continued validity of Network-1’s Remote Power Patent, the ability of Network-1 to successfully execute its strategy to acquire high quality patents with significant licensing opportunities, Network-1's ability to achieve revenue and profits from the Mirror Worlds Patent Portfolio and the Cox Patent Portfolio as well as intellectual property it may acquire in the future, the ability of Network-1 to enter into additional license agreements, the ability of Network-1 to continue to receive material royalties from its existing license agreements for its Remote Power Patent, the uncertainty of patent litigation, the difficulty in Network-1 verifying royalty amounts owed to it by its licensees, Network-1's ability to enter into strategic relationships with third parties to license or otherwise monetize their intellectual property, the continued viability of the PoE market, future economic conditions and technology changes and legislative, regulatory and competitive developments. Except as otherwise required to be disclosed in periodic reports, Network-1 expressly disclaims any future obligation or undertaking to update or revise any forward-looking statement contained herein.

Corey M. Horowitz, Chairman and CEO
Network-1 Technologies, Inc.
(212) 829-5770